UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 5)


                                COORSTEK, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                   COMMON STOCK, $0.01 PAR VALUE PER SHARE
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 217020 10 6
-------------------------------------------------------------------------------
                                (CUSIP Number)

             JOHN K. COORS                     JENNINGS J. NEWCOM, ESQ.
       C/O KEYSTONE HOLDINGS LLC              DAVIS GRAHAM & STUBBS LLP
           MAIL STOP VR 900                  1550 17TH STREET, SUITE 500
        GOLDEN, COLORADO 80401                  DENVER, COLORADO 80202
            (303) 277-3497                          (303) 892-9400
-------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               JANUARY 6, 2003
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.     |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


      PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         KEYSTONE HOLDINGS LLC
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |_|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            3,105,279
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             0
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        3,105,279
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,105,279
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 26.5%
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         ADOLPH COORS, JR. TRUST
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |_|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             0
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         00*
--------------------------------------------------------------------------------

*The reporting person is a trust.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         MAY KISTLER COORS TRUST
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |_|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             0
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         00*
--------------------------------------------------------------------------------

*The reporting person is a trust.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         HERMAN F. COORS TRUST
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |_|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             0
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         00*
--------------------------------------------------------------------------------

*The reporting person is a trust.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         AUGUSTA COORS COLLBRAN TRUST
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |_|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             0
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         00*
--------------------------------------------------------------------------------

*The reporting person is a trust.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         BERTHA COORS MUNROE TRUST
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |_|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             0
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         00*
--------------------------------------------------------------------------------

*The reporting person is a trust.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         LOUISE COORS PORTER TRUST
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |_|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             0
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         00*
--------------------------------------------------------------------------------

*The reporting person is a trust.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         JOSEPH COORS TRUST
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |_|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             0
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         00*
--------------------------------------------------------------------------------

*The reporting person is a trust.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         JANET H. COORS IRREVOCABLE TRUST FBO FRANK E. FERRIN
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |_|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             0
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         00*
--------------------------------------------------------------------------------

*The reporting person is a trust.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         JANET H. COORS IRREVOCABLE TRUST FBO JOSEPH J. FERRIN
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |_|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             0
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         00*
--------------------------------------------------------------------------------

*The reporting person is a trust.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         JANET H. COORS IRREVOCABLE TRUST FBO FRANCES M. BAKER
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |_|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Colorado
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             0
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         00*
--------------------------------------------------------------------------------

*The reporting person is a trust.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         WILLIAM K. COORS
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |_|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            3,105,279
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             0
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        3,105,279
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,105,279
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 26.5%
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         JOHN K. COORS
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |_|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            3,321,798*
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             0
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        3,321,798*
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,321,798*
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 27.8
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------

* Amounts beneficially owned and percentage of ownership include the right to acquire beneficial ownership within 60 days of 216,519 shares, but excludes 10,213 shares of common stock that will be issued in accordance with the terms of a salary continuation agreement with the issuer.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         PETER H. COORS
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |_|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             0
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         JOSEPH COORS, JR.
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |_|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            487,521*
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             0
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        487,521*
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         487,521*
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 4.2%*
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------

* Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 400,994 shares but excludes 609 shares of common stock that will be issued in accordance with the terms of a salary continuation agreement with the issuer.

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         JEFFREY H. COORS
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |_|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             0
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         JOSEPH COORS
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |_|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            0
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             0
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         DARDEN K. COORS
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |_|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            41
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             0
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        41
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         41
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 0.0%
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------

This Amendment No. 5 (this "Amendment") to the Schedule 13D originally filed with the Securities Exchange Commission (the "SEC") on March 30, 2000, as amended (the "Schedule 13D"), relates to common stock, $0.01 par value per share (the "Common Stock"), issued by CoorsTek, Inc. (the "Company") and is being filed to disclose (i) the contribution by all of the Reporting Persons (as defined below), except Keystone Holdings LLC ("Holdings") Joseph Coors, Jr., and Darden K. Coors, of their Common Stock to Holdings, an entity whose managers are William K. Coors and John K. Coors and (ii) to clarify the intent of Joseph Coors, Jr. and Darden K. Coors. For convenience of reference, this Amendment amends and restates the Schedule 13D in its entirety.

ITEM 1.  SECURITY AND ISSUER

Item 1 to the Schedule 13D is amended and restated in its entirety to read as follows:

This Schedule 13D relates to common stock, $0.01 par value per share, issued by the Company ("Common Stock").

The Company's principal executive offices are located at 16000 Table Mountain Parkway, Golden, Colorado 80403.

The Company designs and manufactures components and assemblies for semiconductor capital equipment and for telecommunications, electronics, automotive, medical and other industrial applications.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 to the Schedule 13D is amended and restated in its entirety to read as follows:

This Schedule 13D is filed on behalf of each of the following persons pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to Common Stock described in this Schedule 13D: Holdings; the Adolph Coors, Jr. Trust; the Herman F. Coors Trust; the May Kistler Coors Trust; the Augusta Coors Collbran Trust; the Bertha Coors Munroe Trust; the Louise Coors Porter Trust; the Joseph Coors Trust; the Janet H. Coors Irrevocable Trust fbo Frank E. Ferrin; the Janet H. Coors Irrevocable Trust fbo Joseph J. Ferrin; Janet H. Coors Irrevocable Trust fbo Frances M. Baker; William K. Coors; John K. Coors; Peter H. Coors; Joseph Coors, Jr.; Jeffrey H. Coors; Joseph Coors; and Darden K. Coors (collectively, the "Reporting Persons").

The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1).

The Reporting Persons who are filing this Statement disavow being deemed to be a "group" within the meaning of Section 13(d)(3) of the Act, with respect to the transaction described in Item 4 of this Schedule 13D. Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.

      A.  Limited Liability Company

              Principal Place             State of         Principal
Name          of Business                 Organization     Business             Managers
----          -----------                 ------------     --------             --------
KEYSTONE      C/O KEYSTONE HOLDINGS LLC   DELAWARE         HOLDING COMPANY      WILLIAM K. COORS
HOLDINGS      MAIL STOP VR 900                             FOR PROPOSED         JOHN K. COORS
LLC           GOLDEN, COLORADO 80401                       ACQUISITION

Holdings has not, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree, or final order finding any violations with respect to such laws.

      B.  Trusts

                        Principal Place                State of                         Principal
Name                    of Business                    Organization                     Business                  Trustees
----                    -----------                    ------------                     --------                  --------
ADOLPH COORS,           C/O ADOLPH COORS COMPANY       ADMINISTERED UNDER THE           TO MANAGE TRUST           WILLIAM K. COORS
JR. TRUST               MAIL STOP VR 900               LAWS OF THE STATE OF             ASSETS FOR THE            JEFFREY H. COORS
                        GOLDEN, COLORADO 80401         COLORADO                         BENEFIT OF A CLASS        PETER H. COORS
                                                                                        OF BENEFICIARIES          J. BRADFORD COORS
                                                                                                                  MELISSA E. COORS

HERMAN F.               C/O ADOLPH COORS COMPANY       ADMINISTERED UNDER THE           TO MANAGE TRUST           WILLIAM K. COORS
COORS TRUST             MAIL STOP VR 900               LAWS OF THE STATE OF             ASSETS FOR THE            JOSEPH COORS, JR.
                        GOLDEN, COLORADO 80401         COLORADO                         BENEFIT OF A CLASS        JEFFREY H. COORS
                                                                                        OF BENEFICIARIES          PETER H. COORS
                                                                                                                  JOHN K. COORS
                                                                                                                  DARDEN K. COORS

MAY KISTLER             C/O ADOLPH COORS COMPANY       ADMINISTERED UNDER THE           TO MANAGE TRUST           WILLIAM K. COORS
COORS TRUST             MAIL STOP VR 900               LAWS OF THE STATE OF             ASSETS FOR THE            JOSEPH COORS, JR.
                        GOLDEN, COLORADO 80401         COLORADO                         BENEFIT OF A CLASS        JEFFREY H. COORS
                                                                                        OF BENEFICIARIES          PETER H. COORS
                                                                                                                  JOHN K. COORS

AUGUSTA COORS           C/O ADOLPH COORS COMPANY       ADMINISTERED UNDER THE           TO MANAGE TRUST           WILLIAM K. COORS
COLLBRAN TRUST          MAIL STOP VR 900               LAWS OF THE STATE OF             ASSETS FOR THE            JOSEPH COORS, JR.
                        GOLDEN, COLORADO 80401         COLORADO                         BENEFIT OF A CLASS        JEFFREY H. COORS
                                                                                        OF BENEFICIARIES          PETER H. COORS
                                                                                                                  JOHN K. COORS

BERTHA COORS            C/O ADOLPH COORS COMPANY       ADMINISTERED UNDER THE           TO MANAGE TRUST           WILLIAM K. COORS
MUNROE TRUST            MAIL STOP VR 900               LAWS OF THE STATE OF             ASSETS FOR THE            JOSEPH COORS, JR.
                        GOLDEN, COLORADO 80401         COLORADO                         BENEFIT OF A CLASS        JEFFREY H. COORS
                                                                                        OF BENEFICIARIES          PETER H. COORS
                                                                                                                  JOHN K. COORS

LOUISE COORS            C/O ADOLPH COORS COMPANY       ADMINISTERED UNDER THE           TO MANAGE TRUST           WILLIAM K. COORS
PORTER TRUST            MAIL STOP VR 900               LAWS OF THE STATE OF             ASSETS FOR THE            JOSEPH COORS, JR.
                        GOLDEN, COLORADO 80401         COLORADO                         BENEFIT OF A CLASS        JEFFREY H. COORS
                                                                                        OF BENEFICIARIES          PETER H. COORS
                                                                                                                  JOHN K. COORS

                                       21


JOSEPH COORS            C/O ADOLPH COORS COMPANY       ADMINISTERED UNDER THE           TO MANAGE TRUST           JOSEPH COORS
TRUST                   MAIL STOP VR 900               LAWS OF THE STATE OF             ASSETS FOR THE            WILLIAM K. COORS
                        GOLDEN, COLORADO 80401         COLORADO                         BENEFIT OF A CLASS        JOSEPH COORS, JR.
                                                                                        OF BENEFICIARIES          JEFFREY H. COORS
                                                                                                                  PETER H. COORS

JANET H. COORS          C/O ADOLPH COORS COMPANY       ADMINISTERED UNDER THE           TO MANAGE TRUST           WILLIAM K. COORS
TRUST FBO               MAIL STOP VR 900               LAWS OF THE STATE OF             ASSETS FOR THE            JEFFREY H. COORS
FRANK E. FERRIN         GOLDEN, COLORADO 80401         COLORADO                         BENEFIT OF A CLASS        PETER H. COORS
                                                                                        OF BENEFICIARIES

JANET H. COORS          C/O ADOLPH COORS COMPANY       ADMINISTERED UNDER THE           TO MANAGE TRUST           WILLIAM K. COORS
TRUST FBO               MAIL STOP VR 900               LAWS OF THE STATE OF             ASSETS FOR THE            JEFFREY H. COORS
JOSEPH J. FERRIN        GOLDEN, COLORADO 80401         COLORADO                         BENEFIT OF A CLASS        PETER H. COORS
                                                                                        OF BENEFICIARIES

JANET H. COORS          C/O ADOLPH COORS COMPANY       ADMINISTERED UNDER THE           TO MANAGE TRUST           WILLIAM K. COORS
TRUST FBO               MAIL STOP VR 900               LAWS OF THE STATE OF             ASSETS FOR THE            JEFFREY H. COORS
FRANCES M. BAKER        GOLDEN, COLORADO 80401         COLORADO                         BENEFIT OF A CLASS        PETER H. COORS
                                                                                        OF BENEFICIARIES

None of the above named trusts has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

           C.  Natural Persons

Each of the following individuals is a trustee of one or more of the trusts identified in Item 2, subsection B and two of them are managers of Holdings, the limited liability company identified in Item 2, subsection A. In addition, pursuant to Rule 13d-3, each of the managers of Holdings may be deemed to beneficially own all of the shares of Common Stock held in that limited liability company. Each trustee and manager disclaims beneficial ownership of the shares of Common Stock held by the applicable trust or limited liability company.

Name                      Business Address                                     Present Principal Occupation
----                      ----------------                                     ----------------------------
DARDEN K. COORS           C/O GRAPHIC PACKAGING INTERNATIONAL CORPORATION      COUNSEL OF GRAPHIC PACKAGING INTERNATIONAL
                          81 HALL STREET                                       CORPORATION ("GRAPHIC PACKAGING"), A
                          CONCORD, NEW HAMPSHIRE 03301                         COMPANY IN THE PACKAGING-BASED BUSINESS.

J. BRADFORD COORS         C/O ADOLPH COORS COMPANY                             GENERAL MANAGER OF ADOLPH COORS COMPANY
                          311 10TH STREET, MAIL #BC400                         ("COORS"), A HOLDING COMPANY FOR BEER AND
                          GOLDEN, COLORADO 80401                               OTHER CONSUMER BEVERAGE MANUFACTURING
                                                                               BUSINESSES.

JEFFREY H. COORS          C/O GRAPHIC PACKAGING INTERNATIONAL CORPORATION      CHAIRMAN, PRESIDENT, AND A DIRECTOR OF
                          4455 TABLE MOUNTAIN DRIVE                            GRAPHIC PACKAGING.
                          GOLDEN, COLORADO 80403

JOHN K. COORS             C/O COORSTEK, INC.                                   CHAIRMAN, CHIEF EXECUTIVE OFFICER, PRESIDENT
                          16000 TABLE MOUNTAIN PARKWAY                         AND DIRECTOR OF THE COMPANY.
                          GOLDEN, COLORADO 80403

JOSEPH COORS              C/O ADOLPH COORS COMPANY                             DIRECTOR EMERITUS OF GRAPHIC PACKAGING;
                          311 10TH STREET, MAIL #NH311                         DIRECTOR EMERITUS OF COORS.
                          GOLDEN, COLORADO 80401

                                       22


JOSEPH COORS, JR.         C/O COORSTEK, INC.                                   RETIRED.
                          16000 TABLE MOUNTAIN PARKWAY
                          GOLDEN, COLORADO 80403

MELISSA EATON             C/O COORS BREWING COMPANY                            DENVER VENUE MANAGER FOR COORS BREWING
COORS                     311 10TH STREET, MAIL #NH495                         COMPANY ("COORS BREWING"), A BREWERY AND
                          GOLDEN, COLORADO 80401                               SUBSIDIARY OF COORS.

PETER H. COORS            C/O ADOLPH COORS COMPANY                             CHIEF EXECUTIVE OFFICER, PRESIDENT, AND A
                          311 10TH STREET, MAIL #NH300                         DIRECTOR OF COORS; CHAIRMAN OF COORS
                          GOLDEN, COLORADO 80401                               BREWING.

WILLIAM K. COORS          C/O ADOLPH COORS COMPANY                             DIRECTOR EMERITUS OF THE COMPANY; DIRECTOR
                          311 10TH STREET, MAIL #NH311                         OF GRAPHIC PACKAGING; CHAIRMAN OF THE BOARD   GOLDEN,
                          COLORADO 80401                                       OF COORS.

None of the above named persons has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

All of the above named natural persons are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 to the Schedule 13D is amended and restated in its entirety to read as follows:

All of the shares of Common Stock beneficially owned by Holdings were contributed to Holdings by (a) the Grover C. Coors Trust in exchange for membership interests in the limited liability company, on December 22, 2002 and
(b) by all of the Reporting Persons (except Holdings, Joseph Coors, Jr., and Darden K. Coors) in exchange for membership interests in the limited liability company, on January 6, 2003.

In connection with the proposed transaction described in Item 4, an affiliate of Holdings has entered into a loan agreement pursuant to a Letter Agreement dated December 22, 2002 with Wells Fargo Bank, National Association, whereby Wells Fargo will make loans to such affiliate of Holdings for the purpose of consummating the transaction.

This summary of the loan agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Letter Agreement incorporated by reference through Exhibit 99.3.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 to the Schedule 13D is amended and restated in its entirety to read as follows:

On December 22, 2002, the Company, Holdings, and Keystone Acquisition Corp., a wholly owned subsidiary of Holdings ("Acquisition"), signed an Agreement and Plan of Merger (the "Merger Agreement") for $26.00 in cash per share of common stock, par value $0.01 per share, of the Company not currently owned, directly or indirectly, by the Reporting Persons who contribute their shares to Holdings (the "Public Shares"). The proposed transaction, if approved by the required vote of the stockholders, will be effected through a merger with Acquisition, in which the Company will be the surviving corporation. Under the terms of the Merger Agreement, each of the

8.6 million Public Shares will be converted upon completion of the merger into the right to receive $26.00 per share in cash.

Holdings is wholly owned by various members of the Coors family,  including John
K. Coors, the Company Chairman, President, and Chief Executive Officer, and several trusts established for the benefit of various Coors family members. Acquisition is a newly formed company wholly owned by Holdings.

This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement incorporated by reference through Exhibit 99.2.

In addition, by virtue of his or her individual decision to not indicate at this time whether or not he or she would make a contribution in the future of his or her shares to Holdings, Joseph Coors, Jr. and Darden K. Coors each disavow being deemed to be a part of a "group" with respect to Holdings, each other, or any other person.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 to the Schedule 13D is amended and restated in its entirety to read as follows:

With respect to each Reporting Person, the information relating to the amount of shares beneficially owned, the percent of class, and number of shares as to which such person has sole or shared power to vote or direct the vote, or to dispose or to direct the disposition, are incorporated by reference from such Reporting Person's cover page.

As a result of the contribution of the Common Stock by all of the Reporting Persons directly owning Common Stock (except Holdings, Joseph Coors, Jr., and Darden K. Coors) to Holdings, on January 6, 2003, each Reporting Person (except Holdings, Joseph Coors, Jr., and Darden K. Coors) ceased to be the beneficial owner of more than 5% of the Common Stock. Joseph Coors, Jr. and Darden K. Coors each cease to be the beneficial owners of more than 5% of the Common Stock for the reasons described in Item 4, above.

ITEM 6.  CONTRACTS,  ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
         RESPECT TO SECURITIES OF THE ISSUER

Item 6 to the Schedule 13D is amended and restated in its entirety to read as follows:

William K. Coors and John K. Coors presently serve as the managers of Holdings.

In connection with the proposed transaction described in Item 4, an affiliate of Holdings has entered into a loan agreement pursuant to a Letter Agreement dated December 22, 2002 with Wells Fargo, whereby Wells Fargo will make loans to such affiliate of Holdings for the purpose of consummating the transaction.

This summary of the loan agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Letter Agreement incorporated by reference through Exhibit 99.3.

Except as described herein, no Reporting Person nor J. Bradford Coors nor Melissa E. Coors is a party to any contract, arrangement, or understanding with respect to the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 to the Schedule 13D is amended and restated in its entirety to read as follows:


The following Exhibits are incorporated in the Schedule 13D filed by the Reporting Persons with respect to the Company:

         99.1            Joint Filing Agreement (incorporated by
                         reference from Amendment No. 4 to this
                         Schedule 13D, Exhibit 99.1, filed
                         December 24, 2002)

         99.2            Agreement and Plan of Merger, dated
                         December 22, 2002 (incorporated by reference from Form 8-K, Exhibit 2.1, filed by the Company, dated December 23, 2002).

         99.3 Letter Agreement, dated December 22, 2002 (incorporated by reference from Amendment No. 4 to this Schedule 13D, Exhibit 99.3, filed December 24, 2002).

         99.4 Joint Filing Agreement, dated February 22, 2001 (incorporated by reference from Amendment
                         No. 2 to this Schedule 13D, Exhibit 1,
                         filed February 27, 2001).

         99.5 Joint Filing Agreement, dated November 8, 2002 (incorporated by reference from Amendment
                         No. 3 to this Schedule 13D, Exhibit 99.1, filed November 12, 2002).

         99.6 Joint Filing Agreement, dated December 23, 2002 (incorporated by reference from Amendment
                         No. 4 to this Schedule 13D, Exhibit 99.1, filed December 24, 2002).

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               JANUARY 10, 2003
                               ----------------------------------------------
                               Date


                               /s/John K. Coors
                               ----------------------------------------------
                               Signature

                               JOHN K. COORS, IN HIS INDIVIDUAL CAPACITY AND AS ATTORNEY-IN-FACT
                               Name/Title

                               Power of Attorney for Adolph Coors, Jr. Trust, Grover C. Coors Trust, May Kistler Coors Trust, Herman F. Coors Trust, William K. Coors, Joseph Coors, Jr., and Jeffrey H. Coors, filed February 27, 2001

                               Power of Attorney for Augusta Coors Collbran
                               Trust, Bertha Coors Munroe Trust, Louise Coors Porter Trust, Joseph Coors Trust, Janet H. Coors Irrevocable Trust fbo Frank E. Ferrin, Janet H. Coors Irrevocable Trust fbo Joseph J. Ferrin, Janet H. Coors Irrevocable Trust fbo Frances M. Baker, Joseph Coors, Peter H. Coors, J. Bradford Coors, and Darden K. Coors, each filed November 12, 2002

                               Power of Attorney for Keystone Holdings LLC, filed December 24, 2002